                                                                      Exhibit 12

                                    Conectiv

                       Ratio of Earnings to Fixed Charges
                       ----------------------------------
                             (Dollars in Thousands)


                                     12 Months
                                       Ended                      Year Ended December 31,
                                       June 30,    --------------------------------------------------------------------
                                        2000           1999           1998          1997         1996          1995
                                    -------------  -------------   -----------   -----------   ----------   -----------
Income before extraordinary item        $ 84,422       $113,578      $153,201      $101,218     $107,251      $107,546
                                    -------------  -------------   -----------   -----------   ----------   -----------

Income taxes                              99,214        105,816       105,817        72,155       78,340        75,540
                                    -------------  -------------   -----------   -----------   ----------   -----------
Fixed charges:
     Interest on long-term debt
        including amortization of
        discount, premium and
        expense                          162,793        149,732       133,796        78,350       69,329        65,572
     Other interest                       49,890         37,743        26,199        12,835       12,516        10,353
     Preferred dividend require-
        ments of subsidiaries             20,326         19,894        17,871        10,178       10,326         9,942
                                    -------------  -------------   -----------   -----------   ----------   -----------
        Total fixed charges              233,009        207,369       177,866       101,363       92,171        85,867
                                    -------------  -------------   -----------   -----------   ----------   -----------

Nonutility capitalized interest           (4,484)        (3,264)       (1,444)         (208)        (311)         (304)
                                    -------------  -------------   -----------   -----------   ----------   -----------

Earnings before extraordinary
     item, income taxes, and
     fixed charges                      $412,161       $423,499      $435,440      $274,528     $277,451      $268,649
                                    =============  =============   ===========   ===========   ==========   ===========

Total fixed charges shown above        $ 233,009      $ 207,369     $ 177,866     $ 101,363     $ 92,171      $ 85,867
Increase preferred stock dividend
   requirements of subsidiaries to
   a pre-tax amount                        7,197          6,123         4,901         3,065        6,025         6,243


Fixed charges for ratio             -------------  -------------   -----------   -----------   ----------   -----------
   computation                         $ 240,206      $ 213,492     $ 182,767     $ 104,428     $ 98,196      $ 92,110
                                    =============  =============   ===========   ===========   ==========   ===========

Ratio of earnings to fixed charges          1.72           1.98          2.38          2.63         2.83          2.92

For purposes of computing the ratio, earnings are income before extraordinary item plus income taxes and fixed charges, less nonutility capitalized interest. Fixed charges include gross interest expense, the estimated interest component of rentals, and preferred stock dividend requirements of subsidiaries. Preferred stock dividend requirements for purposes of computing the ratio have been increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements.